Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009

Computation of “Earnings”:
Income from continuing operations before income taxes	$76,798	$184,985	$183,356	$189,833	$181,613	$188,247
Add:
Interest expense, including amortization of debt issuance costs	6,789	13,469	14,265	13,955	14,519	13,396
Portion of rents representative of the interest factor	13,112	25,565	20,291	18,765	18,450	18,059

Earnings, as adjusted	$96,699	$224,019	$217,912	$222,553	$214,582	$219,702

Computation of “Fixed Charges”:
Interest expense, including amortization of debt issuance costs	6,789	13,469	14,265	13,955	14,519	13,396
Portion of rents representative of the interest factor	13,112	25,565	20,291	18,765	18,450	18,059

Fixed Charges	$19,901	$39,034	$34,556	$32,720	$32,969	$31,455

Ratio of Earnings to Fixed Charges	4.9x	5.7x	6.3x	6.8x	6.5x	7.0x